Exhibit 99.1

HAFNIA’S Q1 2025 FINANCIAL RESULTS PRESENTATION TO BE HELD ON 15 MAY 2025

Singapore, May 8, 2025

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) will release its Q1 2025 results at approximately 07:30 CET on the 15th of May 2025. In connection with this release, Hafnia will hold an investor presentation with Mikael Skov (CEO), Perry van Echtelt (CFO), Søren Skibdal Winther (VP), and Thomas Andersen (EVP).

The details are as follows:

Date: Thursday, May 15, 2025

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	20:30 SGT

The financial results presentations will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on May 15 2025

Meeting ID: 375 106 212 814 2

Passcode: GS2rQ9WW
Download Teams | Join on the web
Dial in by phone: +45 32 72 66 19,,525276174# Denmark, All locations
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Phone conference ID: 525 276 174#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page:
https://investor.hafnia.com/financials/quarterly-results/default.aspx.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.